Exhibit (a)(5)(vi)

How to participate

As a preferred shareholder, you can participate in Thornburg Mortgage’s Exchange Offer and Consent Solicitation regarding the Company’s outstanding Series C, D, E and F Preferred stock by following the instructions on the letter you received from your broker that accompanied the Offering Circular for the Exchange Offer and Consent Solicitation that was mailed to you.

If you have not received your Offering Circular please contact your broker or financial planner. Additionally, Thornburg Mortgage’s information agent, Georgeson Inc., can provide additional information regarding the Exchange Offer and Consent Solicitation. They can be contacted at:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

1-866-399-8748

To participate in this exchange offer for your preferred shares, you must contact your broker before 10:00 a.m. EDT on August 20, 2008. Please be advised that your broker will need to be notified of your request to participate in the exchange offer prior to this deadline in order for it to fully process your request prior to the expiration date. You must check with your broker on the specific amount of advance notice it will require in order to fully process your request prior to the expiration date.